September 16, 2003

Mr. R. Reid French, Jr.
3095 Dale Drive
Atlanta, Georgia 30305

Re: Offer of Employment

Dear Mr. French:

Intergraph Corporation is pleased to extend to you an offer of employment for the position of Executive Vice President, Strategic Planning and Corporate Development of Intergraph Corporation.  The terms of the Company's offer of employment are as follows:

1.         Position and Title

            a.         Executive Vice President, Strategic Planning and Corporate Development, reporting directly to the Chief Executive Officer of the Company.

            b.         Full Time, Exempt Employee (FLSA status).

2.         Cash Compensation

            a.         Annual Base Salary - $250,000

            b.         Signing Bonus - $25,000, payable within ten (10) days of the Employee's first date of work. Other than for a termination due to death or Disability or a resignation for Good Reason or a termination by the Company other than for Cause, the Employee agrees that the signing bonus shall be refundable to the Company if the Employee terminates employment within 180 days of the first date of employment.

            c.         Targeted and Management by Objective ("MBO") Bonuses

                        i.          An annual MBO cash bonus up to $150,000  per calendar year, awardable based upon attaining certain defined performance objectives.  The 2004 performance objectives shall be agreed to in writing prior to December 31, 2003.  Objectives and prorata cash award for the remainder of 2003 shall be agreed to in writing prior to the first date of employment.

                        ii.          Calculation of the Employee's MBO shall be performed within ten (10) days of the public reporting of the year end financial statements, with all bonus payments based thereon during the next payroll cycle following approval by the Compensation Committee of the Board.

3.         Stock Grants

The Employee shall receive a grant of 100,000 shares of Company stock, awardable as follows:

                        i.          A 75,000 share stock option grant, made pursuant to the terms of the Intergraph Corporation 2002 Employee Stock Option Plan ("Plan").  The exercise price of said grant shall be set at the closing market price of the Company's stock on the date of the grant.  The grant will be made on the Employee’s first date of employment, and to the extent possible under the terms of the Plan in the form of ISO qualified stock options.  Pursuant to the terms of the Plan, said options will have a ten-year term and will vest ratably over a four-year period, 25% per year beginning on the first anniversary of the date of employmentor, if earlier, will vest 100% upon the occurrence of a Change in Control.

                        ii.        A 25,000 share restricted stock grant (no exercise price)under the Plan.   The restrictions shall lapse ratably over a four-year period consistent with the terms of the Plan, or if earlier, shall lapse 100% upon the occurrence of a Change in Control.

                        iii.        A “Change in Control” for purposes of this agreement shall mean a change in control as defined in the employment agreement between the Company and R. Halsey Wise dated as of June 12, 2003, as such agreement may be amended from time to time, or any successor to such agreement, (the “Wise Agreement”).

4.         Reimbursement of Relocation Expenses

            a.         The Company will reimburse the Employee for relocation costs incurred as a result any relocation of the Employee to Huntsville/Madison County, Alabama, as specified in Intergraph Policy #603, including but not limited to statutory allowable moving costs, temporary housing, reasonable storage expenses and sale commissions on the sale of a primary home.  A copy of Intergraph Policy #603 is attached.

            b.         Reimbursement of all relocation expenses are subject to applicable statutory and regulatory restrictions.

5.         Benefits -- The Employee shall be entitled to participate in all applicable Company employee benefits.  A copy of the Employee Benefits Plan Summary is attached hereto.

6.         Vacation -- The Employee shall be entitled to three (3) weeks paid vacation per year, or as otherwise provided for by the Company's vacation accrual policy, a copy of which is attached.

7.         Term of Agreement -- The term of employment under this offer shall be for one (1) year from the first date of employment.  The terms of this offer shall be extended after the first anniversary date, on a year-to-year basis, unless otherwise terminated in writing by the Company or the Employee prior to the next anniversary date of the Employee’s first date of employment. However, with varying consequences described in Section 8 below, employment under this offer is subject to early termination under the following circumstances:

            a.         Employee may resign with or without Good Reason.  “Good Reason” for resignation will include (i) a material reduction in Employee's position, authority, duties or responsibilities, (ii) a reduction in salary, (iii) failure to require a successor to honor the terms of employment, or (iv) a resignation by R. Halsey Wise for good reason under the Wise Agreement.  Good Reason does not include death or Disability.

            b.         The Company may terminate Employee with or without Cause.  “Cause” means (i) the willful and continued failure by Employee to substantially perform his duties after demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes he has not substantially performed his duties, or (ii) the willful engaging in misconduct which is materially injurious to the Company, monetarily or otherwise.

            c.         The term of employment will terminate upon Employee’s death or Disability. “Disability” means a physical or mental disability entitling Employee to long-term disability benefits under the Company’s long-term disability plan, if any.  Absent such a plan, Disability shall mean the inability of Employee, as determined by the Board, to perform the essential functions of his regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of 180 days.

8.         Separation Payments -- Should the Employee be terminated by the Company other than for Cause or Disability, or should the Employee resign for Good Reason, during the term of employment under this offer (as such term may be extended in accordance with Section 7 above), the Employee shall receive the following separation benefits:

            a.         The Employee shall be paid accrued base salary through the date of termination plus a separation payment of one (1) times his base salary for the year in which the termination occurs, as well as a pro rata bonus for the year in which the date of termination occurs, and any other unpaid benefits to which Employee is otherwise entitled.  The Employee shall also receive fully paid-up medical, dental and prescription drug health insurance benefits commensurate with the Company's standard health insurance benefits for one year after the Employee's last date of employment.

            b.         Termination for cause -- No separation payment is due or payable should the Employee be terminated for Cause or Employee resigns without Good Reason.  In that event, all awards pursuant to the 2002 Stock Option Plan shall be treated according to the terms of the Plan and the applicable award agreement.

            c.         Death or Disability -- No separation payment is due or payable should the Employee die or become Disabled, but any applicable death or disability benefits shall be paid in accordance with any applicable plan or policy.  All awards pursuant to the 2002 Stock Option Plan shall be treated according to the terms of the Plan and the applicable award agreement.

9.         Release of Claims -- As a condition to receiving the severance payment and post-employment health insurance benefits, Employee agrees to sign a release of any employment-law related claims.  The release would be signed at the time of termination of employment.

As noted above, I have enclosed a copy of the Employee Benefits Plan Summary, Intergraph's (Relocation) Policy #603 and a Company Proprietary Rights Agreement.  Please be advised that due to Federal tax laws, certain relocation expenses will be subject to applicable income tax withholdings when the relocation expenses are incurred and/or reimbursed.  Further, please be advised that pursuant to the Sarbanes-Oxley Act, the Company may be prohibited from advancing certain relocation expenses otherwise reimbursable pursuant to this offer of employment.

Also attached to this letter is a listing of documents required for compliance with the Immigration Reform and Control Act.  Please note that you will be obligated to provide executed originals of these documents on your first day of employment at Intergraph Corporation.

This offer of employment is valid until September 20, 2003, and is contingent upon the execution of this offer letter and the Company's Proprietary Rights Agreement prior to your first day of work.

Please keep this original letter for your records, and return the signed copy in the enclosed prepaid envelope as an expression of your intent to accept the offer of employment with Intergraph Corporation.

If you have any questions or desire additional information regarding this offer of employment, please contact Mr. Halsey Wise at (256)730-8993, or me at (256)730-2032.

Best regards,

David Vance Lucas
General Counsel, Vice President, Human Resources

Offer of Employment to R. Reid French, September 16, 2003

I accept your offer as stated above.  I intend for my first date of employment to be October 13, 2003.

            Applicant Signature                                                                               Date

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